Filed by FLIR Systems, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FLIR Systems, Inc.

(Commission File No. 000-21918)

The following document was made available to employees of FLIR Systems, Inc. on January 4, 2021

Frequently Asked Questions for Employees

1.	Why is Teledyne the right partner for FLIR? What are the benefits of this transaction?

•	Teledyne is an experienced acquirer, and they were attracted to FLIR’s portfolio of innovative technologies.

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By joining forces with Teledyne, we will create a stronger platform for growth and innovation and be even better positioned to meet the evolving needs of our customers, drive stockholder value and create new opportunities for our employees.

•	Together, we will offer a uniquely complementary end-to-end portfolio of sensory technologies for all key domains and applications across a well-balanced, global customer base.

•	In addition, we have similar business models, including serving respective markets and customers with sensors, cameras and sensor systems.

•	Beyond the strategic and financial benefits of this transaction, both FLIR and Teledyne share a common focus on continuous innovation and operational excellence.

2.	Why is now the right time to sell the Company?

•	Becoming part of Teledyne is a testament to the world-class organization our team has built over the past forty years and the value we have provided to our customers and stockholders.

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We believe this transaction is the best way to accelerate our mission and provide innovative technologies to help our customers around the globe make more informed decisions that save lives and livelihoods while also creating value for our stockholders.

3.	Who is Teledyne?

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Headquartered in Thousand Oaks, California, Teledyne is a manufacturer and supplier of sophisticated instrumentation, digital imaging products and software, aerospace and defense electronics, and engineered systems.

•	You can learn more about Teledyne at www.teledyne.com.

4.	What does this transaction mean for our strategy?

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This transaction is fundamentally about driving growth by creating a combined company that will offer a uniquely complementary end-to-end portfolio of sensory technologies for all key domains and applications across a well-balanced, global customer base.

•	In addition, we have similar business models, including serving respective markets and customers with sensors, cameras and sensor systems.

•	With that said, today’s announcement represents the first step, and there are still many details to be worked out through integration planning in the months ahead.

•	One of the key reasons we decided to pursue this transaction with Teledyne was that we share a common focus on continuous innovation and operational excellence and we have similar business models.

5.	What are the benefits of this transaction for employees?

•	As part of a larger organization, we expect our employees will benefit from new and exciting career opportunities.

•	With that said, the transaction is expected to close in the middle of 2021. Until then, FLIR and Teledyne remain separate companies and it is business as usual.

•	The best way you can help is by remaining focused on your day-to-day responsibilities and continuing to support our customers.

6.	When is the transaction expected to close?

•	The transaction is expected to close in the middle of 2021.

•	Until then, FLIR and Teledyne remain separate companies and it is business as usual.

7.	How will we run the business from now until the deal is closed?

•	It is business as usual until we close the transaction. We are continuing to serve our customers and provide the innovative sensing solutions they need.

•	We are counting on our employees to stay focused on your daily responsibilities.

•	Many details, including how the business will be run after the close, will be worked out over the coming months as part of the integration planning process.

•	While we don’t have all of the answers today, we’re committed to keeping you updated as the process unfolds and details are finalized.

8.	What are the integration plans? Who is leading the integration? How will FLIR fit into Teledyne?

•	It is important to understand that this announcement is only the first step in this process.

•	Executives from each company will form an integration team to determine the best ways to integrate FLIR into Teledyne’s business.

•	Many details of how we will bring our organizations together will be worked out over the coming months as part of the integration planning process.

•	While we don’t have all of the answers today, we’re committed to keeping you updated as the process unfolds and details are finalized.

•	Importantly, Teledyne shares our commitment to continuous innovation and operational excellence, and we are confident that our business will be positioned for future success.

9.	What will happen to the FLIR name and our brands?

•	Many details about how we will bring our organizations together will be worked out over the coming months as part of the integration planning process.

•	Teledyne recognizes the value of the FLIR name and of our brands and we expect to maintain them when we bring our complementary technologies together.

10.	How do the cultures and operational styles of the two companies compare?

•	One of the key reasons we decided to pursue this transaction with Teledyne was that we share a common focus on continuous innovation and operational excellence and we have similar business models.

11.	How will management be structured? Will there be changes to the leadership team?

•	Many details about how we will integrate our business as part of Teledyne will be worked out over the coming months.

•	As part of this process, we’ll make announcements about any changes to our management team.

•	In the meantime, it is business as usual through the close of the transaction and our management team is continuing to lead FLIR.

12.	Are you expecting any layoffs or facility closings as a result of the transaction? What will happen to FLIR’s HQ? Will you maintain a presence in Arlington?

•	Many details about how we will integrate our business as part of Teledyne, including the plans for our headcount and facilities, will be worked out over the coming months.

•	While we don’t have all of the answers today, please know that we’re committed to keeping you updated as the process unfolds and details are finalized.

•	Importantly, we believe this transaction will enable us build on our accomplishments and will open up new opportunities for our employees.

•	In the meantime, it’s business as usual through the close of the transaction.

13.	Will teams, titles or job responsibilities change? Will there be new opportunities for FLIR employees as part of the combined company?

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There are a number of details that will be worked out over the coming months as part of the integration planning and we will provide updates as we make progress in this process. As part of a larger organization, we expect our employees will benefit from new and exciting career opportunities.

14.	Will my compensation or benefits change as a result of this announcement?

•	Until the transaction closes, it is business as usual and your compensation and benefits will continue like they always have.

•	Our announcement today is only the first step and details regarding roles, salaries and benefits will be worked out as part of the integration planning process. We’ll provide updates as appropriate.

15.	What is happening to our current open roles or new hires that haven’t started yet?

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Until the transaction closes, FLIR and Teledyne remain separate companies and it is business as usual. Our hiring practices and onboarding of new hires will continue in the ordinary course and consistent with our 2021 Operating Plan.

•	More details with respect to hiring and onboarding will be determined over the coming months and communicated to the appropriate contacts as they are finalized.

16.	When will I know if I will continue to have a job at Teledyne?

•	Until the transaction closes, FLIR and Teledyne remain separate companies and it is business as usual.

•	Our announcement today is only the first step and details regarding roles, salaries and benefits will be worked out as part of the integration planning process.

•	We’ll provide updates as appropriate as we move forward.

17.	Will I get a severance payment if I am not retained by Teledyne?

•	Until the transaction closes, which is expected to close in the middle of 2021, FLIR and Teledyne remain separate companies and it is business as usual.

•	Our announcement today is only the first step and details including with respect to severance policies will be worked out as part of the integration planning process.

•	We’re committed to keeping you updated as the process unfolds and details are finalized.

18.	How soon can FLIR employees interact with Teledyne employees?

•	It is important to keep in mind that FLIR and Teledyne will remain separate companies until the transaction closes.

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Unless you’ve been specifically authorized to speak with a Teledyne employee as part of integration planning, you should not reach out to Teledyne employees. This includes interacting with Teledyne employees on social media.

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If a Teledyne employee reaches out to you or requests to connect with you via social media, please do not accept the request. You can let them know that you have been instructed not to connect with Teledyne employees until after the close of the transaction.

19.	What if I am approached by the media?

•	To the extent you receive questions from media, consistent with usual policies, all media-related inquiries should be referred to Tim McDowd – it is important that we speak with one voice.

20.	How can I obtain more information?

•	If you have any additional questions, please feel free to contact your manager.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Teledyne and FLIR. In connection with the proposed transaction, Teledyne will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint proxy statement/prospectus of Teledyne and FLIR. A joint proxy statement/prospectus will be sent to all Teledyne stockholders and all FLIR stockholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF TELEYDNE AND INVESTORS AND SECURITY HOLDERS OF FLIR ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors, Teledyne stockholders and FLIR stockholders may obtain free copies of the joint proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by Teledyne or FLIR through the website maintained by the SEC at www.sec.gov. The documents filed by Teledyne with the SEC also may be obtained free of charge at Teledyne’s website at www.teledyne.com or upon written request to 1049 Camino Dos Rios, Thousand Oaks, California. The documents filed by FLIR with the SEC also may be obtained free of charge at FLIR’s website at www.flir.com/about/investor-relations or upon written request to FLIR’s Corporate Secretary at 1201 S Joyce St, Arlington, VA 22202.

Participants in the Solicitation

Teledyne and FLIR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Teledyne’s stockholders and FLIR’s stockholders in connection with the proposed transaction. Information about FLIR’s directors and executive officers and their ownership of FLIR’s common stock is set forth in FLIR’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 11, 2020. Information about Teledyne’s directors and executive officers is set forth in Teledyne’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 10, 2020. To the extent that holdings of Teledyne’s or FLIR’s securities have changed since the amounts printed in Teledyne’s or FLIR’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act, with respect to the proposed transaction between Teledyne and FLIR, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from the forward-looking statements in this communication, including but not limited to: (i) timing, receipt and terms and conditions of regulatory approvals required for the proposed transaction that could delay the closing of the proposed transaction, reduce the anticipated benefits of the proposed transaction or cause the parties to abandon the proposed transaction; (ii) the possibility that Teledyne and/or FLIR stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iv) Teledyne’s inability to integrate FLIR’s business; (v) unexpected costs or liabilities relating to the proposed transaction; (vi) the ability of Teledyne to complete the financing related to the proposed transaction upon acceptable terms; (vii) potential litigation relating to the proposed transaction that could be instituted against Teledyne or FLIR or their respective directors or officers; (viii) the risk that disruptions caused by or relating to the proposed transaction will harm Teledyne’s or FLIR’s business, including current plans and operations; (ix) the ability of Teledyne or FLIR to retain and hire key personnel; (x) risks related to Teledyne’s incurrence of indebtedness in connection with the proposed transaction; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) risks relating to the market value of the shares of Teledyne common stock to be issued in the proposed transaction; (xiii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (xiv) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets; (xv) general economic and market developments and conditions; (xvi) restrictions during the pendency of the proposed transaction or thereafter that may impact Teledyne’s or FLIR’s ability to pursue certain business opportunities or strategic transactions; and (xvii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Teledyne and FLIR described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Teledyne and FLIR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Teledyne nor FLIR gives any assurance that either Teledyne or FLIR will achieve its expectations.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.